Written By Julien Uhlig

ZERO CARBON- 660.000 USD GOVERNMENT GRANT REACHING FINAL PHASE

Zero Carbon is proud to announce the final phase of the ZIM KOOP Grant issued by the German Ministry of Economics to the German Engineering arm MFC. As the Exclusive License Holder, Zero Carbon is marketing the results of this groundbreaking development project, which is receiving funding to a total of EUR 540.000 (660.000 USD). The applicants demonstrated exceptional innovation and market potential; this is the reason why this joint development program is being funded for 18 months.





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ZERO CARBON TEST SITE AT THE TECHNICAL UNIVERSITY IN ZITTAU, GERMANY

The Technical University has already released the results of the first phase of system testing in Zittau. In 30 test runs, it has been demonstrated that the Zero Carbon Technology can convert agricultural waste fuels, including straw, into a clean gas in a stable process.

This previously unthinkable mineral level in this fuel is very high and melts at relatively low temperatures, forming so-called clinkers in the reactor. A patent-pending innovation makes it possible to break agglomerations on the reactive surface layer during the process, assuring even and continuous airflow. Zero Carbon technology is being funded in multiple ongoin

company to integrate renowned ... and testing facilities in the work internationally, without the cost. Please feel free to reach out for the final phase one test report.

fundraising - growth funding - business capital - venture capital

Julien Uhlig

〈 ZERO CARBON- You Need This! Biochar as Our Only By-Product

SIGN UP NOW! ZERO CARBON- BREAKTHROUGH TECHNOLOGY PRESENTATION MAY 27 ON EXVENTURE 〉

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